CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Exhibit 12.1
Computation of Ratio of Earnings to
Fixed Charges and Preferred Dividends
(Dollars in millions)

	2013	2012	2011	2010	2009
Pretax income from operations:
Net income	$478.0	$221.0	$335.7	$240.6	$20.4
Add income tax expense (benefit)	(173.2)	(65.3)	(29.5)	(15.7)	51.4
Pretax income from operations	304.8	155.7	306.2	224.9	71.8
Add fixed charges:
Interest expense on corporate debt	51.3	66.2	76.3	79.3	84.7
Interest expense on investment borrowings and borrowings related to variable interest entities	54.0	48.4	37.8	33.9	33.2
Interest added to policyholder account balances	232.5	260.5	282.5	303.9	324.4
Portion of rental (a)	13.3	14.6	13.1	13.0	12.8
Fixed charges	351.1	389.7	409.7	430.1	455.1
Adjusted earnings	$655.9	$545.4	$715.9	$655.0	$526.9
Ratio of earnings to fixed charges	1.87X	1.40X	1.75X	1.52X	1.16X

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(a)	Interest portion of rental is estimated to be 33 percent.